PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

06012006

BY COURIER

No/Date : f/D1:130/20-3-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notification of transactions.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A notification of transactions

dlw 3/28

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTIONS

According to article 6 of Decision no. 3/347/12-7-2005 of the Hellenic Capital Market Committee it is notified that:

Name	Title	Transaction Date	Number of Treasury Stocks	Total Transaction Value	Transaction Type	Kind of Financial Instrument
ANASTASIOS PETROU	Non executive member of BoD	16/03/2006	500	9,550.14 €	SELL	Share